Alston&Bird llp
Chase Tower
2200 Ross Avenue, Suite 3601
Dallas, TX 75201-2708

214-922-3400
Fax:214-922-3899
www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	E-mail: gustav.bahn@alston.com

April 29, 2011

VIA EDGAR

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Post-Effective Amendment No. 5 to Form S-11 File No. 333-150612

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the correspondence from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”), dated April 27, 2011, which provided comments to the Issuer’s Post-Effective Amendment No. 5 to Form S-11 (“Amendment No. 5”), which was filed with the Commission on April 26, 2011. For your convenience, we have set forth below your comments followed by the relevant responses thereto. We respectfully request permission to include the revised or additional disclosure requested in your letter in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed promptly following effectiveness of Amendment No. 5. If this is acceptable, we request the Staff to declare Amendment No. 5 effective at the earliest practicable time.

Supplement No. 1 dated April 25, 2011

Our Performance—Funds from Operations and Modified Funds from Operations, page 2

1.           Comment:  Please revise this section to more clearly explain how MFFO is useful to an investor.  To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy.  Please also specify in detail the limitations for an investor of using MFFO

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
April 29, 2011

as a historical performance measure.  Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness.  To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.  Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Response:   The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

We believe that MFFO reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss).  As such, we believe MFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure which ~~enhances the ability of~~is used by our ~~stockholders~~management to evaluate our operating performance ~~in a manner consistent with how our management evaluates our ongoing operating performance and determines~~and determine our operating, financing and dividend policies.

Please see the limitations listed below associated with the use of MFFO as compared to net income (loss):

•
Our calculation of MFFO will exclude any gains (losses) related to changes in estimated values of derivative instruments related to any interest rate swaps which we hold. Although we expect to hold these instruments to maturity, if we were to settle these instruments prior to maturity, it would have an impact on our operations. We do not currently hold any such derivate instruments and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

•
Our calculation of MFFO will exclude any impairment charges related to long-lived assets that have been written down to current market valuations. Although these losses will be included in the calculation of net income (loss), we will exclude them from MFFO because we believe doing so will more appropriately present the operating performance of our real estate investments on a comparative basis. We have not recognized any such impairment charges and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

•
Our calculation of MFFO will exclude organizational and offering expenses and acquisition expenses payable to our Advisor.  Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of our operating performance and determining MFFO. Our calculation of MFFO set forth in the table below reflects such exclusions.

Ms. Sonia Barros
April 29, 2011

We believe MFFO is useful to investors in evaluating how our portfolio might perform after our offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. However, as described in greater detail below, MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity. Many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

The calculation of FFO and MFFO may vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. In addition, FFO and MFFO should not be considered as an alternative to net income (loss) or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements.

The Issuer further undertakes to provide similar disclosure in future periodic reports filed pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

Description of Portfolio, page 4

2.                Comment:  Please disclose the revenue per available room, the average daily room rate and occupancy for the Residence Inn by Marriott Perimeter Center. Please provide similar disclosure in your future Exchange Act periodic reports.

Response:  The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. The revised disclosure is set forth below, marked to show the changes to the current disclosure:

The Residence Inn property was developed in 1987 and has 128 rooms ranging from 500 square foot studios to 800 square foot bi-level, two bedroom penthouse suites. The Residence Inn property features a number of guest amenities, including a breakfast dining area, approximately 734 square feet of meeting space, an outdoor pool and whirlpool, an exercise room and a business center. The revenue per available room at the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was $65.87 and $66.63, respectively. The average daily room rate at the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was $87.39 and $85.29, respectively.  The average occupancy rate

Ms. Sonia Barros
April 29, 2011

for the Residence Inn property for the year ended December 31, 2010 and the three months ended March 31, 2011 was 75.4% and 78.1%, respectively.

The Issuer further undertakes to provide similar disclosure in future periodic reports filed by the Issuer pursuant to the Exchange Act.

Information Regarding Our Distributions, page 5

3.                Comment: Please clarify the source of cash for distributions declared in the third quarter 2010.

Response:  The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. In connection with the revisions requested by the Staff, the Issuer has made revisions, as noted below, to the figures in the table summarizing the distributions paid by the Issuer for the year ended December 31, 2010.  The revised disclosure is set forth below, marked to show the changes to the current disclosure:

The following table summarizes the distributions we paid in cash and pursuant to our distribution reinvestment plan (DRIP) for the year ended December 31, 2010:

	Distributions Paid(1)
Period	Cash	DRIP(3)	Total	Net Cash Provided by (used in) Operating Activities
Period From May 20, 2010 to June 30, 2010(2)	$—	$—	$—		$(161,881)
Third Quarter 2010	$40,388	$20,901	$61,289	$	~~(47,391)~~ 114,490
Fourth Quarter 2010	$39,639	$26,375	$66,014	$	~~318,738~~ 156,857
Total	$80,027	$47,276	$127,303		$109,466

(1) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following the end of such month.
(2) Distributions accrued for the period from May 27, 2010 through June 30, 2010 were paid on July 15, 2010, the date we first paid a distribution.
(3) Amount of distributions paid in shares of common stock pursuant to our distribution reinvestment plan.

~~For the period~~ From ~~July 15, 2010 (the date we first paid distributions) to~~inception through December 31, 2010, we paid aggregate distributions of $127,303. Of the $127,303 in distributions we paid in the period from ~~July 15, 2010 (the date we first paid distributions) to~~ inception through December 31, 2010, $80,027, or approximately

Ms. Sonia Barros
April 29, 2011

63%, was paid in cash, and $47,276, or approximately 37%, was paid pursuant to our distribution reinvestment plan in the form of additional shares of common stock. For the ~~year ended~~ third quarter of 2010, we funded the cash distributions we paid from operations. From inception through December 31, 2010, net cash provided by operating activities was $109,466 and ~~our Modified~~ Funds From Operations ~~were $133,011~~were $(109,745).  For a discussion on how we calculate ~~Modified~~ Funds From Operations and a reconciliation to net income (loss), see “Our Performance—Funds from Operations and Modified Funds from Operations.”

4.                Comment: Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception. Please provide similar disclosure in your future Exchange Act periodic reports.

Response:  The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. The revised disclosure, marked to show the changes to the current disclosure, is set forth in the Issuer’s response to Comment No. 3, above. The Issuer further undertakes to provide similar disclosure in future periodic reports filed by the Issuer pursuant to the Exchange Act.

5.                Comment: We note that you present MFFO for the year ended December 31, 2010 as compared to net cash provided by operating activities when discussing distributions paid. Since MFFO is not a liquidity measure, please remove the reference to MFFO as provided in this section.

Response:  The Issuer acknowledges the Staff’s comment and will revise such disclosure as requested by the Staff in the Supplement. The revised disclosure, marked to show the changes to the current disclosure, is set forth in the Issuer’s response to Comment No. 3, above. The Issuer further undertakes to provide similar disclosure in future periodic reports filed by the Issuer pursuant to the Exchange Act.

The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP